UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BROOKFIELD REAL ESTATE INCOME TRUST INC.

(Name of Issuer)

Class I common stock, par value $0.01 per share, Class S common stock, par value $0.01 per share, Class D common stock, par value $0.01 per share, Class T common stock, par value $0.01 per share, Class C common stock, no par value per share, and Class E common stock, no par value per share.

(Title of Class of Securities)

N/A

(CUSIP Number)

Swati Mandava Brookfield

Corporation Brookfield

Place, Suite 100

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person BROOKFIELD CORPORATION
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,266,563[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,266,563[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,266,563[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 34.32%% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person CO

1.

Amount includes 155,984 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 82,353,758 outstanding shares of the Issuer’s common stock as of September 30, 2024 (including 263,308 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD HOLDINGS CANADA INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,614,924[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,614,924[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,614,924[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 33.53% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person CO

1.

Amount includes 151,781 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 82,353,758 outstanding shares of the Issuer’s common stock as of September 30, 2024 (including 263,308 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD CORPORATE TREASURY LTD.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,614,924[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,614,924[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,614,924[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 33.53% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 151,781 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 82,353,758 outstanding shares of the Issuer’s common stock as of September 30, 2024 (including 263,308 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD OAKTREE HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,614,924[1],2
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,614,924[1],2

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,614,924[1],2
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 33.53% of all outstanding shares of Issuer common stock[3]
14.	Type of Reporting Person OO

1.

Amount includes 151,781 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.	Solely in its capacity as the sole common shareholder of OCG NTR Holdings, LLC.
3.

Percentage based upon 82,353,758 outstanding shares of the Issuer’s common stock as of September 30, 2024 (including 263,308 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person OCG NTR HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,614,924[1],2
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,614,924[1],2

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,614,924[1],2
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 33.53% of all outstanding shares of Issuer common stock[3]
14.	Type of Reporting Person OO

1.

Amount includes 151,781 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.	Solely in its capacity as beneficial owner of the general partner of BUSI II-C L.P.
3.

Percentage based upon 82,353,758 outstanding shares of the Issuer’s common stock as of September 30, 2024 (including 263,308 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BUSI II GP-C LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,614,924[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,614,924[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,614,924[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 33.53% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 151,781 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 82,353,758 outstanding shares of the Issuer’s common stock as of September 30, 2024 (including 263,308 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BUSI II-C L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,614,924[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,614,924[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,614,924[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 33.53% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person PN

1.

Amount includes 151,781 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 82,353,758 outstanding shares of the Issuer’s common stock as of September 30, 2024 (including 263,308 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person OAKTREE CAPITAL GROUP HOLDINGS GP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,614,924[1],2
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,614,924[1],2

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,614,924[1],2
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 33.53% of all outstanding shares of Issuer common stock[3]
14.	Type of Reporting Person PN

1.

Amount includes 151,781 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.	Solely in its capacity as the indirect owner of the class B units of Brookfield Oaktree Holdings, LLC.
3.

Percentage based upon 82,353,758 outstanding shares of the Issuer’s common stock as of September 30, 2024 (including 263,308 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD ASSET MANAGEMENT LTD.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization BRITISH COLUMBIA

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 241,017[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 241,017[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 241,017[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.29% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 1,554 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 82,353,758 outstanding shares of the Issuer’s common stock as of September 30, 2024 (including 263,308 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD ASSET MANAGEMENT ULC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization BRITISH COLUMBIA

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 892,656[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 892,656[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 892,656[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.08% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 5,757 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 82,353,758 outstanding shares of the Issuer’s common stock as of September 30, 2024 (including 263,308 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BPG MANAGER HOLDINGS GP ULC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization BRITISH COLUMBIA

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 640,040[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 640,040[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 640,040[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.78% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 3,455 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 82,353,758 outstanding shares of the Issuer’s common stock as of September 30, 2024 (including 263,308 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BPG MANAGER HOLDINGS L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 640,040[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 640,040[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 640,040[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.78% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person PN

1.

Amount includes 3,455 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 82,353,758 outstanding shares of the Issuer’s common stock as of September 30, 2024 (including 263,308 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD US HOLDINGS INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 252,616[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 252,616[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 252,616[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.31% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person CO

1.

Amount includes 2,824 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 82,353,758 outstanding shares of the Issuer’s common stock as of September 30, 2024 (including 263,308 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD US INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 252,616[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 252,616[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 252,616[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.31% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person CO

1.

Amount includes 2,824 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 82,353,758 outstanding shares of the Issuer’s common stock as of September 30, 2024 (including 263,308 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PROPERTY MASTER HOLDINGS LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 171,505[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 171,505[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 171,505[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.21% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 2,302 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 82,353,758 outstanding shares of the Issuer’s common stock as of September 30, 2024 (including 263,308 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PROPERTY GROUP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 171,505[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 171,505[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 171,505[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.21% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 2,302 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 82,353,758 outstanding shares of the Issuer’s common stock as of September 30, 2024 (including 263,308 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PUBLIC SECURITIES GROUP HOLDINGS LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 81,111[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 81,111[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,111[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.10% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 522 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 82,353,758 outstanding shares of the Issuer’s common stock as of September 30, 2024 (including 263,308 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PUBLIC SECURITIES GROUP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,803[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,803[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,803[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.02% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 95 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 82,353,758 outstanding shares of the Issuer’s common stock as of September 30, 2024 (including 263,308 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BIM CAPITAL LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 66,308[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 66,308[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,308[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.08% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 427 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 82,353,758 outstanding shares of the Issuer’s common stock as of September 30, 2024 (including 263,308 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD REIT ADVISER LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 171,505[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 171,505[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 171,505[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.21% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 2,302 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 82,353,758 outstanding shares of the Issuer’s common stock as of September 30, 2024 (including 263,308 shares of the Issuer’s common stock that will be issued on or about October 21, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D initially filed on June 6, 2022 (the “Original Filing”) by Brookfield Asset Management Inc., BAM Partners Trust, Brookfield Holdings Canada Inc., Brookfield US Holdings Inc., Brookfield US Inc., Brookfield US II Inc., Brookfield Property Master Holdings LLC, Brookfield Property Group LLC, Brookfield Property Group II LLC, BUSI II NTR Sub LLC, BUSI II GP-C LLC, BUSI II-C L.P., Brookfield Public Securities Group Holdings LLC, Brookfield Public Securities Group LLC, BIM Capital LLC, and Brookfield REIT Adviser LLC, as amended by that certain Amendment No. 1 to Schedule 13D filed on July 1, 2022, that certain Amendment No. 2 to Schedule 13D filed on April 10, 2023, and that certain Amendment No. 3 to Schedule 13D filed on June 30, 2023 (collectively, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Schedule 13D.

This Amendment No. 4 serves as an original Schedule 13D filing for BPG Manager Holdings GP ULC and BPG Manager Holdings L.P.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Brookfield Corporation, an Ontario corporation (“BCORP”);

(ii)	Brookfield Holdings Canada Inc., an Ontario corporation (“BHC”);

(iii)	Brookfield Corporate Treasury Ltd., an Ontario corporation (“BCT”);

(iv)	Brookfield Oaktree Holdings, LLC, a Delaware limited liability company (“OCG LLC”);

(v)	OCG NTR Holdings, LLC, a Delaware limited liability company (“OCG NTR”);

(vi)	BUSI II GP-C LLC, a Delaware limited liability company (“BUSI II GP-C”);

(vii)	BUSI II-C L.P., a Delaware limited partnership (“BUSI II-C”);

(viii)	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”);

(ix)	Brookfield Asset Management Ltd., a British Columbia corporation (“BAM”);

(x)	Brookfield Asset Management ULC, a British Columbia unlimited liability company (“BAM-ULC”);

(xi)	BPG Manager Holdings GP ULC, a British Columbia unlimited liability company (“BPG GP”);

(xii)	BPG Manager Holdings L.P., an Ontario limited partnership (“BPG LP”);

(xiii)	Brookfield US Holdings Inc., an Ontario corporation (“BUSHI”);

(xiv)	Brookfield US Inc., a Delaware corporation (“BUSI”);

(xv)	Brookfield Property Master Holdings LLC, a Delaware limited liability company (“BPM Holdings”);

(xvi)	Brookfield Property Group LLC, a Delaware limited liability company (“BPG”);

(xvii)	Brookfield Public Securities Group Holdings LLC, a Delaware limited liability company (“PSG Holdings”);

(xviii)	Brookfield Public Securities Group LLC, a Delaware limited liability company (“PSG”);

(xviv)	BIM Capital LLC, a Delaware limited liability company (“BIM”); and

(xvv)	Brookfield REIT Adviser LLC, a Delaware limited liability company (the “Adviser”).

Schedule I hereto, with respect to BCORP; Schedule II hereto, with respect to BHC; Schedule III hereto, with respect to BCT; Schedule IV hereto, with respect to BUSHI; and Schedule V hereto, with respect to BUSI; set forth a list of all the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Persons and their respective principal occupation, address and citizenship.

(b) The principal business address of each of BCORP, BHC, BCT, BAM, BAM-ULC, BPG GP, BPG LP and BUSHI is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, Canada M5J 2T3.

The principal business address of each of BUSI II GP-C, BUSI II-C, BUSI, BPM Holdings, BPG, PSG Holdings, PSG, BIM and the Adviser is 250 Vesey Street, 15th Floor, New York, New York 10281.

The principal business address of each of OCG LLC, OCG NTR and OCGH GP is c/o Brookfield Oaktree Holdings, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(c) The principal business of BCORP is to deploy capital, allocated across three businesses of asset management, insurance solutions and operating businesses, on a value basis and compounding capital over the long term, and serving as a holder of common shares of BHC, common shares of BAM-ULC and special tracking preferred shares and Class B senior preferred shares of BUSHI. The principal business of BHC is performing the functions of, and serving as, the sole shareholder of BCT. The principal business of BCT is performing the functions of, and serving as, a holder of Class A units of OCG LLC, and acting in similar capacities for other entities affiliated with BCORP. The principal business of OCG LLC is performing the functions of, and serving as, the holding company and controlling entity of the general partners of certain investment funds and separately managed accounts. The principal business of OCG NTR is performing the functions of, and serving as, the managing member of BUSI II GP-C and a limited partner of BUSI II-C. The principal business of BUSI II GP-C is performing the functions of, and serving as, the general partner of BUSI II-C. The principal business of BUSI II-C is performing the functions of, and serving as, an equity holder of the Issuer and Brookfield REIT Operating Partnership L.P. (the “Operating Partnership”). The principal business of OCGH GP is performing the functions of, and serving as, the indirect owner of the class B units of OCG LLC, in its capacity as such.

The principal business of BAM is performing the functions of, and serving as, a leading global alternative asset manager with approximately $1 trillion of assets under management across renewable, infrastructure, real estate, private equity, credit and others, and is serving as a holder of common shares of BAM-ULC, and acting in similar capacities for other entities. The principal business of BAM-ULC is performing the functions of, and serving as, the holder of Class B common shares of BUSHI, and performing the function of, and serving as, the sole member of BPG GP. The principal business of BPG GP is performing the functions of, and serving as, the general partner of BPG LP. The primary business of BPG LP is serving as a holding company for interests in certain investment funds and securities. The principal business of BUSHI is performing the functions of, and serving as, the holder of Class A common shares and Class C preferred shares of BUSI. The principal business of BUSI is performing the functions of, and serving as, the managing member of each of PSG Holdings and BPM Holdings, and acting in similar capacities for other entities affiliated with BAM. The principal business of BPM Holdings is performing the functions of, and serving as, the sole member of BPG. The principal business of BPG is performing the functions of, and serving as, the managing member of the Adviser, and acting in similar capacities for other entities affiliated with BAM. The principal business of PSG Holdings is performing the functions of, and serving as, the managing member of both PSG and BIM, and acting in similar capacities for other entities affiliated with BAM. The principal business of PSG is to serve as an SEC-registered investment adviser representing the Public Securities Group of BAM. The principal business of BIM is to serve as an intermediary vehicle to hold cash and securities for various funds that comprise the Public Securities Group of BAM. The principal business of the Adviser is performing the functions of, and serving as, the external adviser of the Issuer.

(d) – (e) During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Schedules I through V hereto set forth the citizenships of each of the Scheduled Persons who is a natural person.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

(a) BUSI II-C acquired the 27,614,924 Shares it directly holds as follows: (i) paying $200,000 in cash, funded from cash on hand, for 16,711 Shares designated as Class I Shares, (ii) paying $10,000,000 and $8,000,000 in cash, funded from cash on hand, for 756,475 and 617,909 Shares, respectively, designated as Class I Shares, (iii) 2,088,834 Shares designated as Class E Shares received in exchange for its contribution of its interests in certain real estate property investments to the Operating Partnership, (iv) 20,547,122 Shares designated as Class I Shares issued upon the conversion of Operating Partnership units, and (v) 3,587,873 Shares designated as Class E Shares and Class I Shares received upon the reinvestment of distributions pursuant to the Issuer’s distribution reinvestment plan (the “DRIP”) (including 151,781 Shares that will be issued on or about October 21, 2024 pursuant to the DRIP).

(b) BPG LP acquired the 640,040 Shares it directly holds as follows: (i) paying $7,100,004, funded from cash on hand, for 633,194 Shares, and (ii) 6,846 Shares received upon the reinvestment of distributions pursuant to the DRIP (including 3,455 Shares that will be issued on or about October 21, 2024 pursuant to the DRIP). All of the Shares held by BPG LP are designated as Class I Shares.

(c) BIM acquired the 66,308 Shares it directly holds as follows: (i) paying $716,701 in cash, funded from cash on hand, for 54,430 Shares, and (ii) 11,879 Shares received upon the reinvestment of distributions pursuant to the DRIP (including 427 Shares that will be issued on or about October 21, 2024 pursuant to the DRIP). All of the Shares held by BIM are designated as Class E Shares.

(d) PSG acquired the 14,803 Shares it directly holds as follows: (i) paying $160,000 in cash, funded from cash on hand, for 12,151 Shares, and (ii) 2,652 Shares received upon the reinvestment of distributions pursuant to the DRIP (including 95 Shares that will be issued on or about October 21, 2024 pursuant to the DRIP). All of the Shares held by PSG are designated as Class E Shares.

(e) The Adviser acquired the 171,505 Shares it directly holds as follows: (i) 2,354,667 Shares received as payment of management fees under the terms of the Advisory Agreement, and (ii) 47,931 Shares received upon the reinvestment of distributions pursuant to the DRIP (including 2,302 Shares that will be issued on or about October 21, 2024 pursuant to the DRIP). All of the Shares held by the Adviser are designated as Class I Shares.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to add the following:

On August 1, 2024, BPG LP purchased 633,194 Shares designated as Class I Shares from the Issuer for an aggregate purchase price of $7,100,004.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) Calculations of the percentage of Shares beneficially owned assumes that there were 82,353,758 Shares outstanding, based on information provided by the Issuer.

As of September 30, 2024, (i) BUSI II-C directly holds 27,614,924 Shares (including 151,781 Shares that will be issued on or about October 21, 2024 pursuant to the DRIP), 2,608,481 of which were designated as Class E Shares and 25,006,444 of which were designated as Class I Shares, (ii) BPG LP directly holds 640,040 Shares (including 3,455 Shares that will be issued on or about October 21, 2024 pursuant to the DRIP), all of which are designated as Class I, (iii) BIM directly holds 66,308 Shares (including 427 Shares that will be issued on or about October 21, 2024 pursuant to the DRIP), all of which were designated as Class E Shares, (iv) PSG directly holds 14,803 Shares (including 95 Shares that will be issued on or about October 21, 2024 pursuant to the DRIP), all of which were designated as Class E Shares, and (v) the Adviser directly holds 171,505 Shares (including 2,302 Shares that will be issued on or about October 21, 2024 pursuant to the DRIP), all of which were designated as Class I Shares.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of each of the cover pages of this Schedule 13D, and are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than BUSI II-C, BPG LP, BIM, PSG and the Adviser to the extent they directly hold the Issuer securities reported on this Schedule 13D) is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Act.

(c) Except as set forth below, none of the Reporting Persons has engaged in any transaction during the past 60 days in any Shares.

On July 30, 2024, the Issuer declared distributions on the Shares that are payable to holders of record immediately following the close of business on July 30, 2024 and were paid on or about August 20, 2024. With respect to the Shares directly held by BUSI II-C, BIM, PSG and the Adviser, these distributions were reinvested in an additional 147,569, 415, 93 and 1,379 Shares, respectively, pursuant to the DRIP.

On August 30, 2024, the Issuer declared distributions on the Shares that are payable to holders of record immediately following the close of business on August 30, 2024 and were paid on or about September 20, 2024. With respect to the Shares directly held by BUSI II-C, BPG LP, BIM, PSG and the Adviser, these distributions will be reinvested in an additional 148,969, 3,391, 419, 94 and 1,830 Shares, respectively, pursuant to the DRIP.

On September 30, 2024, the Issuer declared distributions on the Shares that are payable to holders of record immediately following the close of business on September 30, 2024 and will be paid on or about October 21, 2024. With respect to the Shares directly held by BUSI II-C, BPG LP, BIM, PSG and the Adviser, these distributions will be reinvested in an additional 151,781, 3,455, 427, 95 and 2,302 Shares, respectively, pursuant to the DRIP.

Pursuant to the terms of the Advisory Agreement, the Adviser has elected to receive its management fee to date in Shares of the Issuer. As payment of its management fee under the terms of the Advisory Agreement, on July 19, 2024, August 20, 2024 and September 20, 2024 the Issuer issued 85,013, 81,759 and 80,557 Shares, respectively, designated as Class I Shares to the Adviser. On September 30, 2024, the Issuer repurchased from the Adviser 254,936 Shares for total consideration of $2,808,836.

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein as beneficially owned by the Reporting Persons.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to replace Exhibit 1 with the following:

1. Joint Filing Agreement dated October 4, 2024 among the Reporting Persons (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2024

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Managing Director, Legal & Regulatory

BROOKFIELD HOLDINGS CANADA INC.

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Director

BROOKFIELD CORPORATE TREASURY LTD.

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Director

BROOKFIELD OAKTREE HOLDINGS, LLC

By:	/s/ Nicholas Goodman
Name:	Nicholas Goodman
Title:	Chief Executive Officer

OCG NTR HOLDINGS, LLC

By:	/s/ Michelle Campbell
Name:	Michelle Campbell
Title:	Director

BUSI II GP-C LLC

By:	/s/ Michelle Campbell
Name:	Michelle Campbell
Title:	Secretary

BUSI II-C L.P., by its general partner, BUSI II GP-C LLC

By:	/s/ Michelle Campbell
Name:	Michelle Campbell
Title:	Secretary

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and General Counsel

BROOKFIELD ASSET MANAGEMENT LTD.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director

BPG MANAGER HOLDINGS GP ULC

By:	/s/ Valerie Tso
Name:	Valerie Tso
Title:	President

BPG MANAGER HOLDINGS L.P., by its general partner, BPG Manager Holdings GP ULC

By:	/s/ Valerie Tso
Name:	Valerie Tso
Title:	President

BROOKFIELD US HOLDINGS INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Director

BROOKFIELD US INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary

BROOKFIELD PROPERTY MASTER HOLDINGS LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director

BROOKFIELD PROPERTY GROUP LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director

BROOKFIELD PUBLIC SECURITIES GROUP HOLDINGS LLC

By:	/s/ Brian Hurley
Name:	Brian Hurley
Title:	Chief Operating Officer

BROOKFIELD PUBLIC SECURITIES GROUP LLC

By:	/s/ Brian Hurley
Name:	Brian Hurley
Title:	Chief Operating Officer

BIM CAPITAL LLC

By:	/s/ Brian Hurley
Name:	Brian Hurley
Title:	Chief Operating Officer

BROOKFIELD REIT ADVISER LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director

SCHEDULE I

BROOKFIELD

CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Corporate Director	Canadian & U.S.A.

Jeffrey M. Blidner	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Vice Chair and Director	Canadian

Angela F. Braly	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-0221	Corporate Director	U.S.A.

Jack L. Cockwell	51 Yonge Street, Suite 400, Toronto, ON M5E 1J1	Chair of Brookfield Partners Foundation	Canadian

Bruce Flatt, Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA United Kingdom	Chief Executive Officer, Brookfield Asset Management and Brookfield Corporation	Canadian

Janice Fukakusa	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Corporate Director	Canadian

Maureen Kempston Darkes	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Corporate Director	Canadian

Nicholas H. Goodman, Chief Financial Officer	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	President, Chief Financial Officer	U.K

Brian D. Lawson	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Vice Chair and Director	Canadian

Rafael Miranda	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

The Hon. Frank J. McKenna	TDCT Tower 161 Bay Street, 35th Floor, Toronto, ON M5J 2T2	Chair, Brookfield Corporation and Deputy Chair, TD Bank Group	Canadian

Howard S. Marks	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chair of Brookfield Oaktree Holdings, LLC	U.S.A.

Lord O’Donnell	One Canada Square, Level 25 Canary Wharf, London E14 5AA United Kingdom	Chair of Frontier Economics Limited	U.K.

Hutham S. Olayan	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-0221	Chair of the Olayan Group	U.S.A. & Saudi Arabia

Diana L. Taylor	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A.

SCHEDULE II

BROOKFIELD HOLDINGS CANADA INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Patrick Taylor, Director, and President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance	Canadian

Swati Mandava, Director and Vice-President and Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Legal & Regulatory	Indian

Kunal Dusad, Director	250 Vesey Street, 15th Floor, New York, NY 10281 U.S.A.	Senior Vice President Capital Markets & Treasury of Brookfield	U.K.

Aleks Novakovic, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Tax	Canadian

Angela Yulo, Vice-President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice-President, Finance	Canadian

SCHEDULE III

BROOKFIELD CORPORATE TREASURY LTD.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Patrick Taylor, Director, and President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance	Canadian

Swati Mandava, Director and Vice-President and Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Legal & Regulatory	Indian

Kunal Dusad, Director	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Senior Vice President Capital Markets & Treasury of Brookfield	U.K.

Aleks Novakovic, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Tax	Canadian

Angela Yulo, Vice-President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice-President, Finance	Canadian

SCHEDULE IV

BROOKFIELD US HOLDINGS

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Kunal Dusad, Director	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Senior Vice President, Capital Markets & Treasury of Brookfield	U.K.

Aaron Kline, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Infrastructure of Brookfield	Canadian

Kathy Sarpash, Director, Vice- President and Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Legal & Regulatory of Brookfield	Canadian

Cam Ha, President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Tax of Brookfield	Canadian

Lisa Chu, Vice-President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Finance of Brookfield	Canadian

Courtney Burke, Director & Vice-President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Finance of Brookfield	Canadian

SCHEDULE V

BROOKFIELD US INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Kunal Dusad, Director	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Senior Vice-President, Capital Markets & Treasury of Brookfield	U.K.

Mark Srulowitz, Director and President	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Managing Partner, Private Funds Group of Brookfield	U.S.A.

Courtney Burke, Director, Vice-President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Finance of Brookfield	Canadian

Justin Nye, Vice-President	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Vice-President, Tax of Brookfield	U.S.A.

Kathy Sarpash, Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Legal & Regulatory of Brookfield	Canadian